UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For the month of June 2020
Commission File Number: 001-16601
Frontline Ltd.
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(Translation of registrant's name into English)
Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08, Bermuda
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(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On June 3, 2020, Frontline Ltd. (the "Company") entered into a sales agreement (the "Sales Agreement") with Morgan Stanley & Co. LLC, as sales agent ("Morgan Stanley"), pursuant to which the Company may offer and sell, from time to time, up to an aggregate of $100 million of its common shares, par value $1.00 per share (the "Common Shares") under the Company's "at-the-market" offering program (the "Program").

Attached to this Report on Form 6-K (this "Report") as Exhibit 1.1 is a copy of the Sales Agreement, dated June 3, 2020, by and between the Company and Morgan Stanley.

Attached to this Report as Exhibit 5.1 is the opinion of MJM Limited, relating to the Common Shares.

Attached to this Report as Exhibit 99.1 is a copy of the press release of the Company, dated June 3, 2020, announcing the launch of the Program.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-232567) that was filed with the U.S. Securities and Exchange Commission effective July 5, 2019.

Forward-Looking Statements

Matters discussed in this Report on Form 6-K may constitute forward-looking statements. Forward-looking statements reflect management's current expectations and observations with respect to future events and financial performance. Where the Company expresses an expectation or belief as to future events or results, such expectation or belief is expressed in good faith and believed to have a reasonable basis. However, the Company's forward-looking statements are subject to risks, uncertainties, and other factors, which could cause actual results to differ materially from future results expressed, projected, or implied by those forward-looking statements. The Company's actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including changes in the Company’s financial resources and operational capabilities and as a result of certain other factors listed from time to time in the Company's filings with the U.S. Securities and Exchange Commission.

The Company disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTLINE LTD.

Date: June 5, 2020
	By:	/s/ Inger M. Klemp
	Name:	Inger M. Klemp
	Title:	Frontline Ltd. (Principal Executive Officer)